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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                            Subject Company: Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen on December 17, 2001 and is incorporated by reference into this filing.

The following Acquisition update was distributed by email to all Amgen staff on January 30, 2002:

Memorandum  [LOGO OF AMGEN]

TO:      All Staff

FROM:    Fabrizio Bonanni, Dennis Fenton, Brian McNamee, George
         Morrow, Richard Nanula, Steve Odre, Roger M. Perlmutter, Beth Seidenberg, Kevin Sharer

DATE:    January 30, 2002

RE:      Immunex Acquisition Update

As we prepare for the close of the Amgen/Immunex acquisition over the next several months, we want to keep you as informed as possible on integration planning, regulatory progress, legal sensitivities and communications.

Integration Planning Team Established
-------------------------------------

Our Acquisition Integration team is formed and starting to plan for the integration of the two companies, following the close of the transaction.

We are pleased to announce that Scott Foraker has been appointed to lead the team. With Scott's knowledge of the various legal sensitivities surrounding an acquisition, his familiarity with Amgen's Research and Development organization and experience in managing major initiatives, he will be a tremendous asset to the team. Scott has over seven-and-a-half years of Amgen experience and currently holds the position of Vice President of Licensing where he has been instrumental in Amgen's licensing and acquisition of new products and technologies. Previously, he was

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Associate General Counsel with responsibility in the Law Department for the
International, Licensing and Corporate Development functions. He also served in other roles in the Law Department, including commencing Amgen's legal function in Europe.

Scott will retain overall responsibility for the Licensing Department, but has transitioned his day-to-day licensing duties to Bruce Burton so he can dedicate himself full-time to leading the Integration effort. To effectively coordinate integration planning activities, Scott will work closely with the Executive Committee (and a subset of this group formed specifically to oversee the integration), Peggy Phillips, Executive Vice President and Chief Operating Officer of Immunex, and other members of the core integration team, who include:

o   Project Manager                          Carl LeBel
o   Chief of Staff                           Brad Crawford
o   Research & Development                   Tony Gringeri
o   Sales & Marketing                        Kevin Young
o   Regulatory                               David Goodkin
o   Operations/Quality/Process Development   Randy Hassler
o   Finance                                  Del Peterson
o   Human Resources                          John Hillins
o   Information Technology                   Ole Mikkelsen
o   Communications                           Becky Malkerson
o   Legal                                    Tom Zindrick/Ron Levy
o   Synergy                                  Jay Hagan
o   Research & Development/Immunex           Doug Williams & Dale Scott/Immunex
o   Communications/Immunex                   Valoree Dowell/Immunex

Where necessary, the core team will be supplemented with sub-teams to address function-specific issues. The major responsibilities of the team are determining the strategic direction for the integration and planning and coordination of all integration activities. The major thrust of the team will be to ensure minimal disruption to our current businesses, while meeting the business objectives of the integration.

Regulatory Update

On the regulatory front, the acquisition is subject to review by the Federal Trade Commission (FTC). In addition, Immunex has made the decision to divest Leukine(R) and the company will be looking for a potential buyer.

Legal Sensitivities & Communications

Legally, the acquisition is also subject to approval by both Amgen and Immunex shareholders. We want to remind you that there are certain legal constraints on how much information can be shared between the companies and with staff at this time. Within the various legal and other constraints, we will seek to provide you with information throughout the integration process as it becomes available.


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A number of staff members have asked about what information they may share with
Immunex before the closing. The FTC prohibits joint discussions and joint actions before the closing that may change the competitive status quo. Therefore, Amgen and Immunex staff should not share with each other information about products or pipeline products where there is arguably competitive overlap, or make any joint decisions about such products, if that information or decision could impact competition. Prior to the closing, we will also be prohibited from making any decisions on behalf of Immunex and similarly we will want to avoid even the perception that we may be making decisions for Immunex. Because of these legal complexities that govern our communications with Immunex, before engaging in any joint discussion or activity with Immunex prior to closing, please contact Scott Foraker to be certain that it is permissible.

As a reminder, it is also imperative that all acquisitions-related communications be reviewed before it is issued, distributed or used. This includes communications to all audiences, both internal and external, such as employees, investors, analysts, suppliers, customers and others. In some cases, the communications may need to be filed with the Securities and Exchange Commission. As a first step, please contact your communications specialist to review the acquisition-related communications before it is distributed. Key communications contacts are as follows:

o  Operations/Quality/Process Development      Mary Oeffling at x74639
o  Research and Development                    Dave Kaye at x76692
o  Sales and Marketing                         Vinca Weatherly at x74379
o  Corporate Functions
   (Finance, Strategy, Legal, HR
   & Communications)                           Diana Campau at x77009
o  Media Relations                             Jeff Richardson at x73227
o  Investor Relations                          Cary Rosansky at x74634

These contacts will be responsible for routing all materials through Corporate Communications who will make sure it receives the appropriate legal, regulatory and Integration team review before it is distributed.

Additional Information and Where to Find It
-------------------------------------------

In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex


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with the SEC, may be obtained free of charge at the SEC's web site at
www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Immunex acquisition is terminated or that there are unexpected delays in obtaining Federal Trade Commission or other regulatory approvals; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen. Amgen assumes no obligation and expressly disclaims any duty to update information contained in this document except as required by law.

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